

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Jim Biehl
Chief Legal Officer
TYME TECHNOLOGIES, INC.
1 Pluckemin Way, Suite 103
Bedminster, NJ 07921

       Re: TYME TECHNOLOGIES, INC.
          Registration Statement on Form S-3
          Filed August 12, 2020
          File No. 333-245033

Dear Mr. Biehl:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences